Exhibit 99.19

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OTCQX COMPANY AGREEMENT COVER SHEET

THIS AGREEMENT, dated as of the date executed by OTC Markets Group Inc. (“OTC Markets Group”), a corporation organized under the laws of the State of Delaware, located at 300 Vesey Street, 12th Floor, New York, NY 10282, by and between OTC Markets Group and the COMPANY, as identified below.

The Company’s eligibility to have its securities designated as OTCQX securities is more fully defined in, and is governed by, the OTCQX Company Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the “Agreement”), are attached hereto and incorporated herein by reference in their entirety.

The Company requests to have its securities designated on OTCQX.

All notices and other communications (except for invoices) required to be given in writing under the Agreement shall be delivered to the individuals identified in subsections (a) and (b) below and shall be deemed to have been duly provided at the time of delivery if sent by certified mail, return receipt requested, or any other delivery method that actually obtains a signed delivery receipt, to the following addresses or to such other address as any party hereto shall hereafter specify by prior written notice to the other party or parties below. If an email address provided, OTC Markets Group or the Company may, in lieu of the above, give notice to or communicate with the Company or OTC Markets Group, as the case may be. by email to the persons identified in subsections (a) or (b) below, or to such other email address or persons as the Company or OTC Markets Group shall hereafter specify by prior written notice. Each of the Company and OTC Markets Group agrees that any receipt obtained by either of them from their respective service provider or Internet computer server indicating that the email was received at the email address provided by each of them, respectively, shall be deemed proof that the Company or OTC Markets Group, as the case may be, received any notice set forth in the email.

(a) If to OTC Markets Group,	(b) If to the Company,

Ms. Lisabeth Heese	Name:	Joseph del Moral
EVP, Issuer and Information Services	Title:	CEO
300 Vesey Street (One North End Ave)	Address:
12th Floor	401 - 30 Duncan Street, Toronto, ON, m5v 2c3
New York,. NY 10282
Telephone: [*****]	Telephone:	[*****]
Fax: [*****]	Fax:	[*****]
Email: [*****]	Email:	[*****]
with a copy to,	with a copy to,
Legal@fieldtriphealth.com
Mr. Daniel Zinn, Esq.
General Counsel
300 Vesey Street, 12th Floor
New York, NY 10282
Telephone: [*****]
Email: [*****]

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 1 of 17

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

Company
Field Trip Health Ltd
Company Name

Address:
401 - 30 Duncan Street, Toronto, ON, M5V 2C3

By (signature)	/s/ Joseph del Moral

Name:	Joseph del Moral

Title:	CEO

Date:	1/14/2021

OTC Markets Group Inc.

By:	/s/ Lisabeth Heese

Name:	Lisabeth Heese

Title:	EVP, Issuer and Information Services

Date of Execution by OTC Markets Group:

1/15/2021

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 2 of 17

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OTCQX COMPANY AGREEMENT

W I T N E S S E T H:

WHEREAS, OTC Markets Group,: a provider of pricing and financial information for the securities markets, operates, through its wholly owned subsidiary OTC Link LLC. OTC Link® ATS, a Securities and Exchange Commission (“SEC”) registered Alternative Trading System that facilitates transactions in securities for market makers and other broker-dealers registered under the Securities Exchange Act of 1934;

WHEREAS, OTC Markets Group has developed OTCQX, a system for companies to provide information to investors, whereby the securities of such companies will be designated on one of two tiers. depending on their ability to meet certain quantitative standards and their level of disclosure of financial information;

WHEREAS, OTC Markets Group provides each company with securities designated as OTCQX with its Issuer Services, a collection of proprietary products and services that are designed to facilitate compliance with this Agreement and provide other useful services to the company; and

WHEREAS, OTC Markets Group and the Company desire to enter into this Agreement to provide for, among other things, (i) the designation of the Company’s securities as on OTCQX and (ii) the subscription of the Company to certain Issuer Services.

NOW THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1.         Definitions. Capitalized terms used in this Agreement shall have the meanings given in the OTCQX Rules (as defined below), unless otherwise defined herein (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Advertising” shall mean any one-way communication used to publicize a product that is published at the direction of OTC Markets Group or the Company, as the case may be, in any electronic or public media, including any Internet site, newspaper, magazine or other periodical, radio, telephone or tape recording, videotape display, sign or billboard, motion picture, telephone directory (other than routine listings) or other form of media, and for which payment is made for such publication to the operator of such media, provided,, however, that the term shall not include any communication posted by OTC Markets Group on www.otcmarkets.com, or other proprietary website operated by OTC Markets Group, or by the Company on any proprietary website operated by the Company, as applicable, provided that no payment is made to the operator of any other media for its publication.

“Authorized User” shall mean each person that the Company authorizes to access OTCIQ in the OTCQX Application, the OTCIQ User Change Request Form or any individual that OTC Markets Group provides with Company Credentials.

“Blue Sky Monitoring Service” shall mean a Service consisting of an initial compliance audit and ongoing monitoring of the Company’s compliance with the securities laws of each U.S. state and territory.

“Content” shall mean information, data, text, software, music, sound, photographs, graphics, video, messages, logos, trademarks, service marks, and other works and materials, whether publicly posted or privately delivered, transmitted, uploaded, posted, emailed or otherwise, in each case only to the extent submitted to OTC Markets Group by or on behalf of the Company in connection with the Issuer Services using Company Credentials or otherwise.

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 3 of 17

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“Information” shall mean the information and data contained in OTC Link ATS provided to the Company.

“Inside Market Quote” shall mean Information consisting of the best bid price and size and the best ask price and size for a quoted security.

“Issuer Services”, each a “Service” shall mean the OTC Disclosure & News Service, the Blue Sky Monitoring Service, the Real-Time Level 2 Quote Display Service, Morningstar Reports and other Services as OTC Markets Group shall provide from time to time.

“Level 2 Quote Display Service” shall mean a Service that publishes OTC Markets Group Level 2 Quotations for the securities issued by the Company that are quoted on OTC Link ATS on (i) www.otcmarkets.com in a manner that is available without charge to any person accessing the site, and (ii) Company’s Website.

“OTC Disclosure & News Service” shall mean Services consisting of online publication and management of Disclosure Statements, Financial Reports and News Releases.

“OTC Link ATS” shall mean an SEC registered Alternative Trading System (“ATS”), operated by OTC Link LLC, a wholly owned subsidiary of OTC Markets Group, that facilitates quotes and trade messages in securities for market makers and other broker-dealers registered under the Securities Exchange Act of 1934.

“OTC Market Report” shall mean a Service consisting of a market report furnished by OTC Markets Group to the Company each week, which contains a comprehensive summary of the Company’s OTC market performance, including daily high, low, and closing bid and ask information for the OTC Securities issued by the Company, as applicable, as well as a list of market makers for such OTC Securities

“OTCIQ” shall mean the web portal, www.OTCIQ.com, accessed through one or more secure www.OTCIQ.com user logins, as specified by the Company in Exhibit A, through which the Company shall access the Services.

“OTCQX Rules” shall mean either the OTCQX Rules for U.S. Companies, the OTCQX Rules for U.S. Banks: or the OTCQX Rules for International Companies, as applicable, which contain certain regulations adopted and published by OTC Markets Group, which prescribe the rights, privileges and obligations of Companies whose securities are designated as OTCQX securities and the nature of the securities that may be designated as any particular premium tier, as such rules are amended and republished from time to time in the sole and absolute discretion of OTC Markets Group.

“OTCQX Rules Release” shall mean a notice, published by OTC Markets Group on www.otcmarkets.com that sets forth the reasons for, and text of. any amendment to the OTCQX Rules for U.S. Companies, the OTCQX Rules for U.S. Banks, or the OTCQX Rules for International Companies.

“OTC Markets Group Level 2” shall mean Information consisting of the most recent Inside Market Quote and the underlying broker-dealer quotes, each of which is continuously updated in real time from 8:00 AM to 5:00 PM Eastern Standard Time, and contact information

“Real-Time Inside and Full OTC Markets Group Level 2 Quotation Montage” shall mean a Service that publishes real-time OTC Markets Group Level 2 Quotations on www.otcmarkets.com for each of the Company’s securities on OTCQX, providing current and potential investors in the Company with access to detailed pricing information on such securities, updated in real-time.

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 4 of 17

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“Secure Company Information Management” shall mean access by the Authorized User(s) to update the Company’s profile information displayed on www.otcmarkets.com and disseminated via OTC Markets Groups’ market data products.

ARTICLE 2
DESIGNATION AS OTCQX

2.1          Terms. OTC Markets Group hereby agrees that the Company’s equity securities shall be designated OTCQX securities, provided that the Company qualifies, and to provide the Company with the Issuer Services, in reliance on the Company’s representations and warranties and subject to the terms and conditions herein. In exchange therefor, the Company agrees to pay all applicable fees required by the OTCQX Rules when due and to comply at all times with all applicable OTCQX Rules. The arrangements set forth herein between the parties are non-exclusive.

2.2          OTCQX Rules. The OTCQX Rules are incorporated herein by reference in their entirety.

2.3          Fees. The Company acknowledges and agrees that the Annual Fee and the Application Fee are not refundable, unless otherwise provided in the OTCQX Rules.

The Company agrees that any fees payable to its OTCQX Sponsor are paid according to a separate fee agreement between the Company and the OTCQX Sponsor. If the OTCQX Sponsor is an attorney, the Company agrees that it will not offer payment for services rendered by the OTCQX Sponsor in the form of securities of the Company or any of its affiliates.

2.4          Company’s Withdrawal from OTCQX. The Company upon 24 hours written notice to OTC Markets Group may withdraw its securities from the OTCQX designation at any time. Subsequent to withdrawal of its securities from the OTCQX designation, the Company may continue to use any Service for which it is subscribed, except Services reserved for the use of companies with securities designated as OTCQX.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1         Organization. The Company is duly organized, validly existing and in good standing under the laws of each jurisdiction in which the Company is organized or does business.

3.2         Authority. The Company has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all requisite action, and assuming due authorization, execution and delivery by OTC Markets Group, the Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1          Tier Eligibility. The qualifications for OTCQX U.S., OTCQX U.S. Premier, OTCQX International, and OTCQX International Premier are set forth in the OTCQX Rules. The Company shall promptly notify OTC Markets Group in writing of any corporate action or other event that may cause the Company to cease to be in compliance with the appropriate eligibility requirements set forth in the OTCQX Rules.

4.2         Compliance with OTC Markets Group Policies. The Company acknowledges receipt of the OTCQX Rules and. if applicable, the OTCQX U.S. Disclosure Guidelines, and the Company understands and agrees to comply with any and all policies and guidelines of OTC Markets Group. including the OTCQX Rules, as such policies and guidelines may be amended from time to time

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 5 of 17

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4.3         Authorization to Use Corporate Logo, Website, Trade Names, Etc. Subject to the terms and conditions of this Agreement, in order to publicize that the Company’s securities are designated as OTCQX securities, the Company hereby grants OTC Markets Group a royalty-free license to use the Company’s corporate logos, website address, trade names and trade or service marks as may be provided by the Company to OTC Markets Group from time to time (the “Company Marks”) for the specific uses of publicizing the OTCQX market and its companies, as well as to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Information and the Issuer Services. To ensure the accuracy of such information, the Company agrees to provide OTC Markets Group with current versions of any Company Marks promptly after any modification thereto. Any and all goodwill associated with the Company Marks that is generated by any such use of the Company Marks by OTC Markets Group shall inure to the benefit of the Company; provided, however, that OTC Markets Group shall under no circumstances be required to make any payment or reimbursement to the Company for its use of the Company Marks to the extent such use is authorized hereunder.

ARTICLE 5
COVENANTS OF OTC MARKETS GROUP

5.1         Designation as OTCQX. OTC Markets Group shall designate the Company’s securities as the OTCQX tier for which the Company and its securities are qualified, provided that the Company (a) qualifies for such designation as prescribed by the OTCQX Rules and (b) is in compliance with the OTCQX Rules.

5.2         Designation of OTCQX Sponsor. OTC Markets Group will identify the OTCQX Sponsor as the OTCQX Sponsor to the Company and this designation will be publicly available to all interested persons on www.otcmarkets.com. and through other web portals and data feeds.

5.3         Amendments to the OTCQX Rules. OTC Markets Group may, in its sole and absolute discretion, amend the OTCQX Rules for any reason. Each amendment shall be effective 30 days subsequent to its publication by OTC Markets Group in an OTCQX Rules Release, provided, however, that in the event that OTC Markets Group determines, in its sole and absolute discretion, that the amendment is non-controversial, such amendment may be effective immediately or at any subsequent time provided in the Release, pursuant to Section 1.2 of the OTCQX Rules.

5.4         Eligibility to Subscribe to the Issuer Services. Subject to the terms and conditions of this Agreement, upon designating the Company’s securities as OTCQX securities and for the duration of such designation as OTCQX, the Company shall be entitled to receive each of the Issuer Services, to the extent such Services are available, provided that the Company has submitted to OTC Markets Group a completed Exhibit A. The Company agrees to resubmit an amended Exhibit A to OTC Markets Group as soon as practicable after there has occurred any change in the information previously submitted to OTC Markets Group. The Company shall be responsible for making certain that the information submitted to OTC Markets Group on Exhibit A is and remains true and correct at all times. The Company agrees that OTC Markets Group may, in its sole and absolute discretion, terminate or suspend the Company’s access to all or any of the Issuer Services, except the designation of the Company’s securities as OTCQX, for any reason.

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 6 of 17

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5.5         Access and Use. The Company understands and agrees that access to and use of the Issuer Services by the Company is accomplished by means of the Internet. OTC Markets Group shall issue preliminary user names and passwords to the Company to enable the Company to access OTCIQ and post Content through the OTC Disclosure & News Service, which OTC Markets Group shall review in making its determination on whether to qualify the Company. As soon as practicable after the execution and delivery of this Agreement, OTC Markets Group will deliver to the Company, for purposes of posting and updating the Content provided by the Company for publication through the OTC Disclosure & News Service and use of the other Issuer Services (a) the account designations and initial passwords requested by the Company on Exhibit A hereto, (b) instructions, and, (c) to the extent deemed necessary, in the sole and absolute discretion of OTC Markets Group, other security related codes (collectively, “Company Credentials”). OTC Markets Group may refuse to grant a user name that impersonates someone else, is or may be illegal, is or may be protected by trademark or other proprietary rights law, is vulgar or otherwise offensive, or may cause confusion, as determined by OTC Markets Group in its sole discretion. The Company must obtain at its own expense (i) access to the Internet and (ii) any workstations, software, network connectivity, and other equipment and services that may be required, or that may require updating, from time to time to access the Issuer Services and the Information, in each case: compatible with the OTC Disclosure & News Service and the System through the use of the Company Credentials. The Company shall have complete and absolute responsibility, and the Company understands and agrees that OTC Markets Group will have no responsibility or liability whatsoever. except for gross negligence or willful misconduct, for any misuse of the Company Credentials, whether through theft, misappropriation, deceit. Company employee misconduct, negligence, inadvertence or otherwise. The Company will cooperate with OTC Markets Group, including without limitation, by making reports to appropriate law enforcement authorities as. if and when requested by OTC Markets Group, to prevent and deter misuse of the Company Credentials, and will comply with reasonable security and other procedures distributed by OTC Markets Group from time to time. OTC Markets Group may. at any time and from time to time, without notice of any kind, in its sole and absolute discretion, revoke the Company Credentials, and may refuse to issue replacement Company Credentials, except upon conditions determined by OTC Markets Group; provided,, however, that in the event of any such revocation or refusal, OTC Markets Group will provide alternative means for the Company to comply with its obligations hereunder. In the event the Company suspects or becomes aware of any unauthorized use of Company Credentials, the Company will give OTC Markets Group prompt written notice thereof. OTC Markets Group will revoke existing, or provide new, Company Credentials to the extent reasonably requested in writing by the Company with a view to preventing any misuse of the Company Credentials.

5.6          Authorized Users. No one may use the Company Credentials at any time without express prior written consent of OTC Markets Group, except Authorized Users. An Authorized User may not give or lend its Company Credentials to anyone else, even another Authorized User. The Authorized User must contact OTC Markets Group immediately if it believes that the Company Credentials have been compromised. In the event an Authorized User leaves the Company, or is otherwise no longer an Authorized User, the Company must notify OTC Markets Group at the address identified on the Coversheet or by email at issuers@otcmarkets.com. In the event the Company wished to designate a new Authorized User, the Company must submit an OTCIQ User Change Request Form located at www.OTCIQ.com.

5.7          Changes to the Issuer Services. Except for the designation of the Company’s securities as OTCQX securities, OTC Markets Group may at any time and from time to time in its sole discretion, without prior notice to the Company, modify or amend the format, content and other particulars of the Issuer Services, including terminating one or more of them, whether or not such modifications. amendments, or changes adversely affect the Company. The Company agrees that OTC Markets Group shall have no responsibility or liability whatsoever for any such adverse effects. OTC Markets Group shall provide information to the Company regarding any material modifications or amendments to any of the Issuer Services by e-mail.

IN THE EVENT THAT THE COMPANY DETERMINES THAT ANY AMENDMENT TO OR MODIFICATION OF ANY OF THE ISSUER SERVICES IS UNACCEPTABLE, THE COMPANY’S ONLY RECOURSE IS TO TERMINATE THIS AGREEMENT IN THE MANNER SET FORTH IN SECTION 11.2 BELOW. THE COMPANY’S CONTINUED USE OF THE ISSUER SERVICES FOR MORE THAN 30 DAYS SUBSEQUENT TO ITS RECEIPT OF INFORMATION REGARDING A MATERIAL MODIFICATION OR AMENDMENT BY AN E-MAIL FROM OTC MARKETS GROUP WILL CONSTITUTE ACCEPTANCE BY THE COMPANY OF SUCH AMENDMENT OR MODIFICATION. IN THE EVENT OF TERMINATION. ALL PREVIOUSLY PAID FEES ARE NON-REFUNDABLE.

OTC Markets Group Inc. OTCQX Company Agreement (v.4.4 November 13, 2019)	Page 7 of 17

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5.8          Effect of Removing the OTCQX Designation.    In the event that the Company’s securities are no longer designated as OTCQX securities for any reason whatsoever, the Company shall not be eligible to subscribe to the Issuer Services, except under the terms and conditions applicable to a Company without securities designated as OTCQX, as amended from time to time.

ARTICLE 6
OTC DISCLOSURE & NEWS SERVICE

6.1          Publishing Services. The Company may publish news releases, financial reports and other disclosures generated by and about the Company through the OTC Disclosure & News Service, subject to the terms and conditions of this Article 6.

6.2          Review of Content. The Company understands and agrees that it is responsible to review Content posted through the OTC Disclosure & News Service and that continued use of the OTC Disclosure & News Service is expressly subject to the OTCQX Rules and this Agreement, and any guidelines, forms or other notices that may be posted through the OTC Disclosure & News Service by OTC Markets Group from time to time.

6.3         OTC Markets Group Facilitated Access and Use. In the event that the Company desires to post Content through the OTC Disclosure & News Service by means other than the Internet, the Company may send Content to OTC Markets Group (i) as a Portable Document Format (PDF) attachment to an email, or (ii) in the case of a news release or other brief information update, as a free- form text message, provided that, in either case, the Company provides specific written authorization to OTC Markets Group to post such Content on the Company’s behalf through the OTC Disclosure & News Service.

6.4          Responsibility for Content. The Company shall have complete responsibility, and the Company understands and agrees that OTC Markets Group will have no responsibility or liability whatsoever, for any and all Content. The Company shall not submit any Content (A) known by the Company to (i) infringe in any manner any copyright, patent, trademark, trade secret or other intellectual property right of any third party, (ii) breach any duty toward or rights of any person including, without limitation, rights of publicity or privacy, or otherwise result in any consumer fraud, product liability, tort. breach of contract, injury, damage or harm of any kind to any person, or (iii) contain any viruses, scripts. macros, programs or links to scripts, macros or programs, or (B) which is known or should have been known by the Company to (i) violate any law or regulation, (ii) be defamatory, libelous, slanderous or threatening, or (iii) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading (collectively, the restrictions described in (A) and (B), the “Content Restrictions”). The Company agrees to notify OTC Markets Group promptly of any defacement, alteration or other condition that causes Content to violate this Agreement or the OTCQX Rules. In all such cases, the Company will cooperate with OTC Markets Group in investigating the incident and instituting appropriate procedures to prevent a recurrence of any such condition. OTC Markets Group has no duty to review, and will not edit the substance of, any Content, but may reformat submitted material to improve its conformity to the systems requirements of the OTC Disclosure & News Service and for any other reasonable purpose. OTC Markets Group will not alter any Content submitted by the Company in Portable Document Format (PDF). OTC Markets Group may, at any time and from time to time, in its sole, absolute and unfettered discretion, decline to post, or remove, Content that in its reasonable good faith belief violates any of the Content Restrictions.

6.5         Modifying Financial Reports. The Company may supplement or issue corrections to the disclosure statements, news releases, and financial reports that the Company has posted through the OTC Disclosure & News Service; provided,, however, that the Company may not delete any previously submitted disclosure statement, news release or financial report. OTC Markets Group will delete any Content promptly upon receiving written notice from the Company that (i) Content that is clearly erroneous has been mistakenly submitted by the Company or (ii) the Company or an affiliate is legally required to request its deletion.

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ARTICLE 7
OTCIQ

7.1          License to Use OTCIQ and OTC Market Report. OTC Markets Group hereby grants to the Company and its affiliates a non-exclusive, non-assignable and non-transferable, license to receive, reproduce and use the Information provided in connection with OTCIQ and OTC Market Report for the Company’s private use at the Company’s and its affiliates’ location(s), by each Authorized User indicated in the OTCQX Application and for no other purpose. The Company and its affiliates may not sell, lease, furnish or otherwise permit or provide access to such Information to any other person, except that the Company and its affiliates may furnish the Information to (i) its shareholders, potential investors or customers, on a non-continuous basis, using the following methods, and no other method: (a) in written advertisements, correspondence, or other literature, or (b) during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or any similar technology and (ii) for internal purposes, to its and its affiliates’ directors, officers, employees and advisers. The Company and its affiliates shall take reasonable security precautions to prevent persons who are not Authorized Users or otherwise permitted to receive such Information from gaining access to such Information.

7.2          License to Use Real-Time Inside Quotes and Full OTC Markets Group Level 2 Quotation Montage. OTC Markets Group hereby grants to the Company and its affiliates a non-exclusive, non-assignable and non-transferable license to receive, reproduce, publish and use the Information provided in connection with Real-Time Inside Quotes and Full OTC Markets Group Level 2 Quotation Montage on any website maintained by the Company or any of its affiliates so that such Information can be viewed on the Internet, and for no other purpose.

7.3          License to Use Blue Sky Monitoring Service. OTC Markets Group hereby grants to the Company and its affiliates a non-exclusive, non-assignable and non-transferable license to receive, reproduce and use the information provided in connection with Blue Sky Monitoring Service in the ordinary course of the business of the Company and its affiliates (including for any securities and other compliance matters), and for no other purpose.

7.4          Limitations and Restrictions on Use. The Company may not sell, lease, furnish or otherwise provide access to the Information or Services received pursuant to the three preceding sub-paragraphs 7.1, 7.2. and 7.3 to any person for any purpose, except as set forth therein. The Company will not engage in the operation of any illegal business or use or permit anyone else to use the Services or the Information, or any part thereof, for any illegal purpose. The Company may not present the Services or the Information in any unfair, misleading, or deceptive format.

ARTICLE 8
INTELLECTUAL PROPERTY

8.1          Intellectual Property Rights to Services and Information. Except for the limited licenses granted herein, the Services, Information and any proprietary rights therein, are the property of OTC Markets Group and its licensors. Subject to the licenses granted to the Company hereunder, OTC Markets Group will retain the patents, trademarks, corporate logos, service marks, trade and service names, copyrights, topography rights, database rights and design rights whether or not any of them are registered and including applications for any of them, trade secrets and rights of confidence; all rights or forms of protection of a similar nature or having similar or equivalent effect to any of them that may subsist anywhere in the world from time to time contained in the Services or the Information, as provided by OTC Markets Group to the Company. The Services and all Information, including, without limitation, any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of OTC Markets Group. The Company further acknowledges and agrees that OTC Markets Group’s third-party information providers have exclusive proprietary rights in their respective information. The Company shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by OTC Markets Group, its licensees, transferees and assignees, of the proprietary rights of OTC Markets Group, or any of its third party information providers, in the Services and the Information. Except as permitted herein or otherwise with the express written permission of OTC Markets Group, the Company will not copy, modify, adapt, translate, distribute, reverse engineer, decompile or disassemble any aspect of the Services or the Information.

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8.2         Intellectual Property Rights to Content. Except for the limited licenses granted herein. the Content and any proprietary rights therein are the property of the Company and its licensors. The Company acknowledges and agrees that OTC Markets Group has the non-exclusive license, for the full term of copyright, by itself or through third parties, to republish and reuse any Content submitted hereunder in any form in which the Content may be published or used (in any media now in existence or hereafter developed) in whole or in part. Without limiting the generality of the foregoing, and subject to the provisions of Section 6.4 herein, the Company hereby grants OTC Markets Group the right to sell, license, distribute, copy, transmit, publicly display, publish, adapt, or create derivative works of the Content, provided that OTC Markets Group does not alter or present the Content in any way that renders the Content unfair, misleading or deceptive. The Company also grants OTC Markets Group the right to authorize the downloading and printing of such Content, or any portion thereof, by investors or other users for their personal use. The Company agrees that information about the Company and each Authorized User, and Content posted through the OTC Disclosure & News Service or any other Service, may be accessed and disclosed by OTC Markets Group to securities regulators or other law enforcement officials to comply with applicable laws and lawful government requests, to operate OTC Markets Group’s systems properly, or to protect OTC Markets Group or investors.

8.3         Corporate Names. The Company acknowledges and agrees that OTC Markets Group has proprietary rights in certain names, including, but not limited to, “OTC Markets Group Inc.”, “OTC Link’, “Pink Sheets”, “OTCQX”, “OTCQB “OTC Pink” and “OTCIQ.” The Company shall not use these names in any way that would infringe upon such names and shall not use these names in any Advertising, except to the extent permitted herein or otherwise with OTC Markets Groups prior written consent. The Company acknowledges and agrees that OTC Markets Group has proprietary rights in certain corporate logos, trademarks, service marks, copyrights or patents, registered or unregistered, and except to the extent permitted herein the Company shall not use these corporate logos, trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such logos, marks, copyrights or patents. OTC Markets Group acknowledges and agrees that the Company has proprietary rights in the Company Marks and except to the extent permitted herein, OTC Markets Group shall not use any Company Mark in any way that would infringe upon any Company Mark. OTC Markets Group acknowledges and agrees that the Company has proprietary rights in certain other corporate logos, trademarks, service marks, copyrights or patents, registered or unregistered, and OTC Markets Group shall not use these corporate logos, trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such logos, marks, copyrights or patents. OTC Markets Group may include the name or logo of the Company in connection with any distribution of Content; provided, however, that OTC Markets Group shall not include the name or logo of the Company in any Advertising without the Company’s prior written consent.

8.4         Intellectual Property Infringement Claims. OTC Markets Group shall respond promptly to claims of intellectual property infringement, shall promptly investigate notices of alleged infringements and shall take appropriate actions under applicable intellectual property laws in response to such infringements. In the event that the Company is a repeat infringer of intellectual property rights, OTC Markets Group shall terminate the Company’s access to the OTC Disclosure & News Service or any other Issuer Service, as appropriate. OTC Markets Group shall act expeditiously to remove from the Issuer Services any Content or any link to any Content that is claimed to be infringing.

8.5         Notices of Infringement. In the event that OTC Markets Group receives information claiming that any Content on any of the Issuer Services infringes the intellectual property of some person, OTC Markets Group shall notify the Company in order to give the Company an opportunity to respond to the notice of infringement. Any and all responses to the notice of infringement shall be furnished to the complaining party. OTC Markets Group shall give the complaining party an opportunity to seek judicial relief prior to restoring any Content as a result of the response to the notice of infringement Complaining parties may submit notices of any claimed infringement to Ms. Lisabeth Heese via e-mail to info@otcmarkets.com or via mail to OTC Markets Group Inc., 300 Vesey Street (One North End Ave), 12th Floor, New York, NY 10282. The subject line of each such notice of infringement should include the words “NOTICE OF INFRINGEMENT”.

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ARTICLE 9
INDEMNIFICATION

9.1         Indemnification by the Company. The Company agrees to indemnify and hold OTC Markets Group and its licensors, and its and their shareholders, members, officers, employees and agents (each an “OTC Markets Group Indemnified Person”) harmless from and against any and all losses, claims, damages or liabilities as incurred, (including any and all reasonable and duly documented legal or other out-of-pocket expenses and costs of investigation and preperation) that are imposed on or asserted against an OTC Markets Group Indemnified Person by a third party, to which any of them may become subject and which are related to or which have arisen out of (i) the Content, provided that the Content was published or used pursuant to and in accordance with this Agreement, or (ii) OTC Markets Group’s use of the Company Marks as and to the extent authorized under this Agreement. Notwithstanding the preceding sentence, no OTC Markets Group Indemnified Person shall be indemnified for any losses, claims, damages or liabilities arising from its own gross negligence or willful misconduct. The Company hereby agrees that if any indemnification sought by an OTC Markets Group Indemnified Person hereunder with respect to the Content is held by a court to be unavailable for any reason, then the Company shall contribute to the costs for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits to OTC Markets Group, on the one hand, and the Company on the other, in connection with the Company’s use of OTCQX or the Issuer Services, and the relative fault, as between OTC Markets Group, the Company and the OTC Markets Group Indemnified Person in respect of such costs. The Company’s obligation to indemnify, hold harmless and make contribution under this subsection shall be conditioned on the following: (i) OTC Markets Group shall promptly notify the Company in writing of any claim, action or allegation (but, in any event, in a timely manner that does not prejudice the rights of the Company or OTC Markets Group); (ii) OTC Markets Group shall cooperate reasonably with the Company in the defense thereof and the Company shall be liable to OTC Markets Group for OTC Markets Group’s reasonable and duly documented expenses incurred in such cooperation (excluding reimbursement for the time value of OTC Markets Group’s employees, managers, directors, other agents and affiliates in providing such cooperation); and (iii) the Company shall have sole control of the defense and all related settlement negotiations, but upon OTC Markets Group’s request, shall apprise OTC Markets Group of the status of any proceedings or negotiations.

9.2         Indemnification by OTC Markets Group for Use of Trademarks. OTC Markets Group agrees to indemnify and hold the Company and its affiliates and its and their shareholders, members. officers, employees and agents (each a “Company Indemnified Person”) harmless from and against any and all losses, claims, damages or liabilities as incurred (including reasonable and duly documented legal or other out-of-pocket expenses and costs of investigation and preparation) that are imposed on or asserted against a Company Indemnified Person by a third party, to which any of them may become subject and which are related to or which have arisen out of the Company’s use of OTC Markets Group’s company logo, website address, trade names, trade or service marks, as and to the extent authorized under this Agreement. Notwithstanding the preceding sentence, no Company Indemnified Person shall be indemnified for any losses, claims, damages or liabilities arising from its own gross negligence or willful misconduct. OTC Markets Group’s obligation to indemnify and hold harmless under this subsection shall be conditioned on the following: (i) the Company shall promptly notify OTC Markets Group in writing of any claim, action or allegation (but. in any event, in a timely manner that does not prejudice the rights of the Company or OTC Markets Group); (ii) the Company shall cooperate reasonably with OTC Markets Group in the defense thereof and OTC Markets Group shall be liable to the Company for the Company’s reasonable expenses incurred in such cooperation (excluding reimbursement for the time value of the Company’s employees, directors, other agents and affiliates in providing such cooperation); and (iii) OTC Markets Group shall have sole control of the defense and all related settlement negotiations, but upon the Company’s request, shall apprise the Company of the status of any proceedings or negotiations.

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9.3         Indemnification by OTC Markets Group for Use of the Information or Services. OTC Markets Group shall defend each Company Indemnified Person against any and all losses, claims, damages or liabilities imposed on or asserted against any Company Indemnified Person by a third party, as evidenced by any fully adjudicated and non-appealable judgment or OTC Markets Group-negotiated settlement arising as a result of any alleged infringement or misappropriation by the Information or the Services of such third party’s U.S. or European Community intellectual property rights. OTC Markets Group shall indemnify and hold all of the Company Indemnified Persons harmless from any and all such losses, claims, damages or liabilities imposed on. incurred by or asserted against all such Company Indemnified Persons by all such judgments or settlements up to the amount paid by the Company for the Information and the Services. OTC Markets Group’s obligation to defend, indemnify and hold harmless under this subsection shall be conditioned on the following: (i) the Company shall promptly notify OTC Markets Group in writing of any claim, action or allegation (but, in any event, in a timely manner that does not prejudice the rights of the Company or OTC Markets Group); (ii) the Company shall cooperate reasonably with OTC Markets Group in the defense thereof and OTC Markets Group shall be liable to the Company for the Company’s reasonable expenses incurred in such cooperation (excluding reimbursement for the time value of the Company’s employees, directors, other agents and affiliates in providing such cooperation); and (iii) OTC Markets Group shall have sole control of the defense and all related settlement negotiations, but upon the Company’s request, shall apprise the Company of the status of any proceedings or negotiations.

9.4         Limitations on Indemnification. For any and all losses, claims, damages or liabilities imposed on. incurred by or asserted against any Company Indemnified Person as a result of any alleged infringement or misappropriation by the Information or the Services of any third parties’ intellectual property rights other than U.S. or European Community intellectual property rights, the Company shall notify OTC Markets Group in writing of any claim, action or allegation at least 5 business days before a responsive action is needed, so as not to prejudice the rights of the Company or OTC Markets Group. but, in any event, said notification to OTC Markets Group shall not be given later than 15 days after the Company receives notification of any alleged non-U.S. or non-European Community infringement or misappropriation, and OTC Markets Group shall have the right, but not the obligation, to defend, indemnify and hold the Company Indemnified Person harmless on the same terms otherwise set forth in this Agreement. An initial response by OTC Markets Group shall not waive its rights to choose not to defend, indemnify and hold harmless. Nothing in this paragraph is intended or shall be construed to limit or otherwise affect the indemnification provided in paragraph 9.2 herein.

9.5         Exceptions. OTC Markets Group shall not have the obligation to defend, indemnify and hold the Company’s Indemnified Parties harmless from any and all losses, claims, damages or liabilities imposed on, incurred by or asserted against any Company Indemnified Person by any fully adjudicated and non-appealable judgment or OTC Markets Group-negotiated settlement as a result of any allegation of infringement or misappropriation by the Information or the Services of any third parties’ intellectual property rights in the event that the Information or any of the Services have not been used in accordance with this Agreement or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the Information or any of the Services with hardware, software or materials owned by the Company if such infringement or misappropriation would have been avoided by the use of the Information or any of the Services without such hardware, software or materials.

9.6          Mitigation. In the event of a claim, action or allegation of infringement or misappropriation by the Information or the Services of any third parties’ intellectual property rights, or if, in OTC Markets Group’s opinion, such a claim, action or allegation is likely to occur or if the use of the Information or of any of the Services is enjoined because of infringement or misappropriation, OTC Markets Group may. at its sole option and expense, (i) procure for the Company the right to continue using the Information or any Service; (ii) replace or modify the Information or any Service to be non- infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to the Company or any other person; or (iii) terminate this Agreement immediately without liability to the Company or any other person, except for the indemnification provided by OTC Markets Group herein.

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9.7          Limitations on Liability for Infringement or Misappropriation. This section and Section 10 set forth the entire liability and the exclusive remedy of OTC Markets Group for the infringement or misappropriation of intellectual property by the Information or the Services.

ARTICLE 10
LIMITATION OF LIABILITY

10.1        DISCLAIMER OF WARRANTIES. OTC MARKETS GROUP WILL MAKE COMMERCIALLY REASONABLE EFFORTS TO PROVIDE THE ISSUER SERVICES ACCURATELY AND WITHOUT INTERRUPTION. HOWEVER, NO WARRANTY IS GIVEN THAT THE ISSUER SERVICES ARE ERROR-FREE. THE ISSUER SERVICES OR ANY OTHER PRODUCT OR SERVICE THAT OTC MARKETS GROUP DIRECTLY OR INDIRECTLY PROVIDES HEREUNDER IS PROVIDED “AS IS.” EXCEPT AS SPECIFICALLY SET FORTH HEREIN. NEITHER OTC MARKETS GROUP NOR ANY OF ITS LICENSORS AND SUPPLIERS MAKE ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS, INCLUDING QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NON-INFRINGEMENT.

10.2        LIMITATION OF LIABILITY. EXCEPT TO THE EXTENT THAT OTC MARKETS GROUP IS INDEMNIFYING THE COMPANY AS SET FORTH IN SECTION 9 OF THIS AGREEMENT, IN NO EVENT SHALL OTC MARKETS GROUP, ITS LICENSORS OR ITS SUPPLIERS BE LIABLE TO THE COMPANY OR ANY OTHER PERSON, REGARDLESS OF THE CAUSE, FOR ANY FAILURE OF PERFORMANCE, OR FOR ANY DELAYS, INTERRUPTIONS, OR DEFECTS IN ANY OF THE ISSUER SERVICES, OR FOR ELIMINATING, AMENDING OR MODIFYING ONE OR MORE OF THE ISSUER SERVICES, OR FOR ANY SPECIAL. INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING TRADING LOSSES, LOST PROFITS. LOST BUSINESS REVENUE, OR FAILURE TO REALIZE EXPECTED SAVINGS OR GAINS. EVEN IF ONE OR MORE OF THEM WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT IN THE EVENT THAT OTC MARKETS GROUP, ITS LICENSORS OR ITS SUPPLIERS IS HELD LIABLE FOR ANY REASON WHATSOEVER, SUCH LIABILITY SHALL BE LIMITED TO THE AMOUNT OF THE FEE PAID BY THE COMPANY DURING THE TWELVE MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE CLAIM.

10.3        GROSS NEGLIGENCE AND WILLFUL MISCONDUCT. THIS ARTICLE 10 SHALL NOT RELIEVE OTC MARKETS GROUP FROM LIABILITY FOR DAMAGES THAT RESULT FROM ITS OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

10.4        Acceptance of Limitation of Liability. The Company agrees that the terms of this Article 10 reflect a reasonable allocation of risk and limitation of liability.

10.5        Application. This Article 10 applies to all claims irrespective of the cause of action underlying the claim, including, but not limited to breach of contract (even if in the nature of a breach of condition or a fundamental term or a fundamental breach) and tort (including but not limited to negligence or misrepresentation).

ARTICLE 11
TERMINATION

11.1        Term. This Agreement shall commence on the date of this Agreement and shall continue (unless sooner terminated by the provisions hereof) for the period during which the Company’s securities are designated as OTCQX securities.

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11.2        Termination. This Agreement may be terminated in each of the following circumstances:

(a)	By the Company upon withdrawing its securities from the OTCQX designation on 24 hours’ written notice pursuant to Section 2.4 herein, provided that notice of the termination is included in such notice of withdrawal;

(b)	By the Company upon thirty (30) days’ prior written notice to OTC Markets Group or by OTC Markets Group upon thirty (30) days’ prior written notice to the Company;

(c)	By OTC Markets Group after not less than thirty (30) days’ prior written notice to the Company, in the event of a breach of the Agreement by the Company, unless such breach is cured within the notice period, provided however that where such breach is not capable of cure, OTC Markets Group may terminate this Agreement on 48 hours’ prior written notice to the Company;

(d)	By the Company after not less than thirty (30) days’ prior written notice to OTC Markets Group, in the event of a breach of the Agreement by OTC Markets Group, unless such breach is cured within the notice period, provided, however, that where such breach is not capable of cure, the Company may terminate this Agreement on 48 hours’ prior written notice to OTC Markets Group;

(e)	By OTC Markets Group without prior written notice to the Company, in the event that the Company becomes insolvent; or the Company makes an assignment for the benefit of creditors; or the Company does not pay its debts as they become due or admits its inability to pay its debts when due; or the Company files or has filed against it any petition under any provision of the United States Bankruptcy Code or any other bankruptcy or insolvency statute; or an application for a receiver, trustee, or custodian is made by anyone; or the Company becomes the subject of any proceedings of Bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(f)	By OTC Markets Group on 48 hours’ prior written notice to the Company, in the event that any representation, warranty or certification made or furnished by the Company is, as of the time made or furnished, false or misleading; or by OTC Markets Group upon not less than thirty (30) days’ prior written notice to the Company, in the event that any representation, warranty or certification made by the Company in the Agreement or in any other document furnished by the Company becomes untrue or inaccurate and is not made true or accurate within the notice period; or

(g)	By OTC Markets Group without prior written notice to the Company, in the event that the Company proceeds with a proposed action that would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, that is material to OTC Markets Group or OTCQX for regulatory, commercial or other reasons, made by the Company in connection herewith, after OTC Markets Group has notified the Company that such proposed action would constitute a default hereunder; or by OTC Markets Group on 48 hours’ prior written notice to the Company, in the event that OTC Markets Group, in its reasonable good faith discretion, determines that (x) the Company has failed to comply with the Agreement and (y) any delay in termination will or is likely to have an adverse impact on OTCQX or is likely to cause disproportionate harm to OTC Markets Group’s interests.

In the event of termination, all previously paid Fees are non-refundable.

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11.3       Obligations. The Company acknowledges that this Agreement does not (i) create any obligation on the Company’s part to select a specific OTCQX Sponsor or (ii) create any obligation on OTC Markets Group’s part to maintain the Company’s inclusion on OTCQX.

ARTICLE 12
MISCELLANEOUS

12.1       Binding Effect and Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company may not assign this Agreement, in whole or in part, without the prior written consent of OTC Markets Group, which consent shall not be unreasonably withheld. OTC Markets Group shall have the right to assign this Agreement to successors and subsidiaries.

12.2       Entire Agreement. The Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior negotiations, communications, writings, and understandings.

12.3       Applicable Law. This Agreement and the rights of the parties hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of New York. Each party hereby irrevocably submits to the jurisdiction of any court of the United States or the State of New York located in New York, New York, over any suit, action, or proceeding brought by the other party hereto arising out of or relating to this Agreement.

12.4        Claim Time Limit and Waiver of Claims. In no event shall any claim: dispute, controversy or other matter in question be made against any party hereto by the other party or any person claiming by or through the other party later than one year after the claim, dispute, controversy or other matter in question has arisen. Both parties and their respective employees, directors, and other agents expressly waive any claims, disputes, controversies, and other matters not brought within the period above.

12.5        Interpretation. In the event of any conflict between the provisions of this Agreement and any of the other attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced herein, the provisions of this Agreement will prevail. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular shall include the plural and vice versa, and words in the masculine gender shall include the feminine and neuter genders and vice versa.

12.6        Headings. The headings used in this Agreement are for convenience only and do not constitute substantive matter to be considered in construing its terms.

12.7        No Solicitation. The Company agrees that, in providing the Issuer Services, OTC Markets Group is not soliciting or recommending the purchase or sale of any security and, by use of the Issuer Services, the Company is not making solicitations or recommendations in any jurisdiction within which any such solicitation or recommendation would be unlawful. OTC Markets Group agrees that it will not solicit or recommend the purchase or sale of any security, except in connection with a lawful offering of its own securities.

12.8        Modification and Waiver. Except as may otherwise be set forth in the Agreement, OTC Markets Group may alter any term or condition of this Agreement on sixty (60) days written notice to the Company, and any use after such date is deemed acceptance of the new term or condition. No failure on the part of OTC Markets Group or the Company to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under the Agreement.

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12 9       Force Majeure. Neither party shall be liable for any delays or failures to perform any of its obligations hereunder to the extent that such delays or failures are due to circumstances beyond its reasonable control, including act of God, strikes, riots, acts of war or terror, or governmental regulations imposed after the date of this Agreement.

12.10      Status of Parties. Nothing in the Agreement, express or implied, is intended to or shall (a) confer on any person other than the parties hereto, or their respective permitted successors or assigns, any rights to remedies under or by reason of the Agreement; (b) constitute the parties hereto partners or participants in a joint venture; or (c) appoint one party the agent of the other.

12.11      Survival. Notwithstanding the expiration or termination of this Agreement for any reason, Sections 2.3, 6.4, 6.5, 7.4, and Articles 8, 9, 10 and 12 shall survive any termination of this Agreement.

12 12     Severability of Invalid Provisions. The presence in the text of this Agreement of any clause, sentence, provision, paragraph or article held to be invalid, illegal or ineffective by a court of competent jurisdiction shall not impair, invalidate or nullify the remainder of this Agreement and the effect of such holding shall be confined to the portion so held invalid.

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